SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

ILOG S.A.

(Name of Subject Company)

ILOG S.A.

(Name of Person(s) Filing Statement)

Ordinary Shares, Nominal Value €1 per share

American Depositary Shares, Each Representing One Ordinary Share

(Title of Class of Securities)

452360100(1)

(CUSIP Number of Class of Securities)

Jérôme Arnaud

Chief Financial Officer

ILOG S.A.

1195 West Fremont Avenue

Sunnyvale, California 94087

(408) 991-7000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

with a copy to:

Scott R. Saks, Esq.

Paul, Hastings, Janofsky & Walker LLP

75 E. 55th Street, First Floor

New York, New York 10022

(212) 318-6000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(1) This is the CUSIP of the American Depositary Shares. There is no CUSIP for the ordinary shares as they are not traded in the United States.

Item 1.            Subject Company Information.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as amended (the “Schedule 14D-9”), originally filed on October 14, 2008 by ILOG S.A., a société anonyme, a form of corporation organized under the laws of the Republic of France (“ILOG”).  The Schedule 14D-9 relates to the offer by CITLOI S.A.S. a société par actions simplifiée organized under the laws of the Republic of France (“Purchaser”), and an indirect wholly-owned subsidiary of International Business Machines Corporation, a New York corporation, to acquire for cash all outstanding ordinary shares of ILOG, nominal value €1.00 (“Shares”), including Shares held in treasury by ILOG or its subsidiaries and Shares represented by American Depositary Shares (“ADSs”), including any dividend payable for the fiscal year ended June 30, 2008, as well as all outstanding warrants issued by ILOG (“Warrants”), through concurrent offers in the United States (the “U.S. Offer”) and in France.  In the U.S. Offer, Purchaser is seeking to acquire all outstanding Shares and Warrants held by U.S. holders (within the meaning of Rule 14d-1(d) under the Exchange Act), as well as all outstanding ADSs held by holders wherever located, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated October 14, 2008, the ADS letter of transmittal, and the forms of acceptance for Shares and Warrants, copies of which are filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) and (a)(1)(D) to the Schedule 14D-9, respectively.  This Amendment No. 2 to the Schedule 14D-9 is being filed on behalf of ILOG. Capitalized terms used and not defined in this Amendment No. 2 have the same meanings as in the Schedule 14D-9. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 14D-9.

Item 8.              Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text under the subheading “Regulatory Approvals- European Antitrust Approval”:

“On November 10, 2008, the European Commission announced that it cleared under the EU Merger Regulation the proposed acquisition of ILOG by IBM. Such clearance by the European Commission satisfies the condition precedent regarding the antitrust clearance of the acquisition of ILOG by the European Commission under Article 6(1)(b) of the European Union Council Regulation (EEC) No. 139/2004 set forth in Item 2 “Identity and Background of Filing Person - Tender Offer” hereof.

On November 12, 2008, IBM and ILOG issued a press release announcing that the European Commission has cleared under the EU Merger Regulation the proposed acquisition of ILOG by IBM. A copy of the press release is filed as Exhibit (a)(30) to the Schedule 14D-9 and is incorporated herein by reference.”

Item  9.             Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(30)	Press release regarding IBM’s receipt of EU clearance on the ILOG acquisition issued by IBM and ILOG on November 12, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ILOG S.A.

By:	/s/ Pierre Haren
Name: Pierre Haren
Title: Chairman and Chief Executive Officer

Dated: November 12, 2008

INDEX TO EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(30)	Press release regarding IBM’s receipt of EU clearance on the ILOG acquisition issued by IBM and ILOG on November 12, 2008.